Princeton Private Equity Fund

8000 Norman Center Drive, Ste. 630

Bloomington, MN 55437

December 22, 2014

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Princeton Private Equity Fund (CIK No. 0001620515, File No. 811- 23000) Request for Withdrawal of Amendment to Registration Statement on Form N-2

Dear Sir or Madam:

Princeton Private Equity Fund (the “Trust”) has determined that the Post-Effective Amendment No. 1 filed pursuant to Form N-2 on its behalf on December 19, 2014 (accession number SEC Accession No. 0000910472-14-005840) (the "Amendment") was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to Cassandra Borchers at Thompson Hine LLP, counsel to the Trust at (513) 352-6632.

Very truly yours,
/s/ JoAnn M. Strasser
JoAnn M. Strasser
Partner, Thompson Hine, LLP